Pricing Term Sheet dated April 1, 2008	Filed pursuant to Rule 433
Registration File No. 333-134081
Supplementing the Preliminary
Prospectus Supplements dated
April 1, 2008 and the Preliminary
Prospectus dated April 1, 2008
Alpha Natural Resources, Inc.
Concurrent Offerings of
3,636,363 Shares of Common Stock, par value $0.01 per share
(the “Common Stock Offering”)
and
$250,000,000 aggregate principal amount of 2.375% Convertible Senior Notes due 2015
(the “Convertible Senior Notes Offering”)
This free writing prospectus relates only to the concurrent offerings of shares of Common Stock and 2.375% Convertible Senior Notes due 2015 and should be read together with (1) the preliminary prospectus supplement, dated April 1, 2008, relating to the Common Stock Offering, including the documents incorporated therein by reference, (2) the preliminary prospectus supplement, dated April 1, 2008, relating to the Convertible Senior Notes Offering, including the documents incorporated therein by reference, and (3) the related preliminary base prospectus, dated April 1, 2008, each filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-134081.

Issuer:	Alpha Natural Resources, Inc., a Delaware corporation

Common stock symbol:	NYSE: ANR
Common Stock Offering

Title of Securities:	Common Stock, par value $0.01 per share, of the Issuer.

Shares Issued:	3,636,363 (4,181,817 if the over-allotment option is exercised in full).

Outstanding Common Shares after Offering:	69,764,511 (70,309,965 if the over-allotment option is exercised in full).

Net Proceeds to Issuer after
Underwriting Discount:	Approximately $143.6 million (approximately $165.2 million if the over-allotment option is exercised in full).

Last Sale Price of Issuer’s Common Stock on the New York Stock Exchange:	$41.29.

Public Offering Price per Share:	$41.25.

Underwriting Discount per Share:	$1.7531.

Aggregate Underwriting Discount:	$6.4 million.

Selling Concession per Share:	$1.0519.

Pricing Date:	April 1, 2008.

Trade Date:	April 1, 2008.

Settlement Date:	April 7, 2008.

Joint Book-Running Managers:	UBS Securities LLC and Citigroup Global Markets Inc.

Co-Managers:	Wachovia Capital Markets, LLC, Wedbush Morgan Securities Inc., BB&T Capital Markets, a division of Scott & Stringfellow, Inc., BMO Capital Markets Corp., Daiwa Securities America Inc., NatCity Investments, Inc., PNC Capital Markets LLC, SG Americas Securities, LLC.

Use of Proceeds:	The Issuer intends to use the net proceeds of this offering, together with the net proceeds from the Convertible Senior Notes Offering, for the repurchase of up to $175 million aggregate principal amount of the 10% Senior Notes due 2012, co-issued by Alpha Natural Resources, LLC and Alpha Natural Resources Capital Corp., the Issuer’s wholly-owned subsidiaries, as well as for other general corporate purposes, which may include acquisitions or investments in businesses, products or technologies that are complementary to those of the Issuer and repayment of other indebtedness.
Convertible Senior Notes Offering

Title of Securities:	2.375% Convertible Senior Notes due 2015 (the “Notes”).

Aggregate Principal Amount Offered:	$250,000,000.

Over-allotment Option:	$ 37,500,000.

Maturity Date:	April 15, 2015.

Interest:	2.375% per annum, accruing from the Settlement Date.

Interest Payment Dates:	Each April 15 and October 15, beginning October 15, 2008.

Record Dates:	Each April 1 and October 1, beginning on October 1, 2008.

Price to Public:	100%.

Net Proceeds to Issuer after Underwriting Discount:	97.125%.

Conversion Premium:	32.50% of the Public Offering Price Per Share in the Common Stock Offering.

Conversion Price:	Approximately $54.66 per share of Issuer’s common stock, subject to adjustment.

Conversion Rate:	18.2962 shares of Issuer’s common stock per $1,000 principal amount of Notes, subject to adjustment.

CUSIP:	02076X AA0.

Pricing Date:	April 1, 2008.

Trade Date:	April 1, 2008.

Settlement Date:	April 7, 2008.

Joint Book-Running Managers:	Citigroup Global Markets Inc. and UBS Securities LLC.

Co-Managers:	Wachovia Capital Markets, LLC, Wedbush Morgan Securities Inc., BB&T Capital Markets, a division of Scott & Stringfellow, Inc., BMO Capital Markets Corp., Daiwa Securities America Inc., NatCity Investments, Inc., PNC Capital Markets LLC, SG Americas Securities, LLC.

Use of Proceeds:	The Issuer intends to use the net proceeds of this offering, together with the net proceeds from the Common Stock Offering, for the repurchase of up to $175 million aggregate principal amount of the 10% Senior Notes due 2012, co-issued by Alpha Natural Resources, LLC and Alpha Natural Resources Capital Corp., the Issuer’s wholly-owned subsidiaries, as well as for other general corporate purposes, which may include acquisitions or investments in businesses, products or technologies that are complementary to those of the Issuer and repayment of other indebtedness.

Adjustment to Conversion Rate Upon Certain Make-Whole Fundamental Changes:	The number of additional shares to be added to the conversion rate with respect to conversions during the make-whole conversion period will be determined by reference to the table below and is based on the effective date of the relevant make-whole fundamental change and the “applicable price” in respect of such make-whole fundamental change.

	Effective Date
	April 1,	April 15,	April 15,	April 15,	April 15,	April 15,	April 15,	April 15,
Applicable Price	2008	2009	2010	2011	2012	2013	2014	2015
$41.25	5.9462	5.9462	5.9462	5.9462	5.9462	5.9462	5.9462	5.9462
$45.00	5.6002	5.4693	5.2927	5.1518	4.9968	4.7777	4.3957	3.9260
$50.00	4.7087	4.5562	4.3565	4.1724	3.9527	3.6370	3.0873	1.7038
$55.00	4.0162	3.8523	3.6415	3.4332	3.1770	2.8095	2.1793	0.0000
$60.00	3.4669	3.2982	3.0841	2.8641	2.5903	2.2006	1.5485	0.0000
$65.00	3.0236	2.8545	2.6420	2.4186	2.1394	1.7466	1.1097	0.0000
$70.00	2.6605	2.4937	2.2861	2.0645	1.7879	1.4041	0.8037	0.0000
$75.00	2.3591	2.1965	1.9956	1.7793	1.5104	1.1429	0.5897	0.0000
$80.00	2.1061	1.9488	1.7558	1.5469	1.2886	0.9414	0.4394	0.0000
$85.00	1.8916	1.7401	1.5556	1.3554	1.1095	0.7845	0.3332	0.0000
$90.00	1.7080	1.5628	1.3870	1.1961	0.9634	0.6611	0.2577	0.0000
$95.00	1.5496	1.4107	1.2437	1.0624	0.8431	0.5631	0.2036	0.0000
$100.00	1.4120	1.2794	1.1209	0.9492	0.7432	0.4845	0.1644	0.0000

	Effective Date
	April 1,	April 15,	April 15,	April 15,	April 15,	April 15,	April 15,	April 15,
Applicable Price	2008	2009	2010	2011	2012	2013	2014	2015
$110.00	1.1855	1.0652	0.9229	0.7695	0.5888	0.3690	0.1146	0.0000
$120.00	1.0082	0.8993	0.7717	0.6352	0.4772	0.2906	0.0864	0.0000
$130.00	0.8666	0.7680	0.6536	0.5323	0.3942	0.2355	0.0694	0.0000
$140.00	0.7515	0.6623	0.5596	0.4518	0.3309	0.1954	0.0583	0.0000
$150.00	0.6567	0.5759	0.4836	0.3875	0.2815	0.1654	0.0504	0.0000
$160.00	0.5775	0.5042	0.4211	0.3354	0.2422	0.1421	0.0444	0.0000
$170.00	0.5107	0.4441	0.3691	0.2924	0.2103	0.1236	0.0396	0.0000
$180.00	0.4538	0.3932	0.3253	0.2566	0.1840	0.1085	0.0356	0.0000
The exact applicable price and effective date may not be set forth in the table above, in which case:
1.	if the actual applicable price is between two applicable prices in the table or the conversion date is between two effective dates in the table, the increase in the conversion rate will be determined by straight-line interpolation between the conversion rate increases set forth for the higher and lower applicable prices and/or the earlier and later effective dates, based on a 365-day year, as applicable;

2.	if the actual applicable price is in excess of $180.00 per share (subject to adjustment), the Issuer will not increase the conversion rate applicable to Notes converted during the make-whole conversion period; and

3.	if the actual applicable price is less than $41.25 per share (subject to adjustment), the Issuer will not increase the conversion rate applicable to Notes converted during the make-whole conversion period.
Notwithstanding the foregoing, in no event will the Issuer increase the conversion rate as described above to the extent that the increase will cause the conversion rate to exceed 24.2423 per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments” in the preliminary prospectus supplement for the Convertible Senior Notes Offering.
If any information contained in this Pricing Term Sheet is inconsistent with information contained in the prospectus, preliminary prospectus supplement relating to the Common Stock Offering or preliminary prospectus supplement relating to the Convertible Senior Notes Offering, the terms of this Pricing Term Sheet shall govern.
The Issuer has filed a registration statement (including a prospectus and the related preliminary prospectus supplements) with the SEC for the offerings to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement, the related preliminary prospectus supplements and other documents the Issuer has filed with the SEC for more complete information about the Issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (718) 765-6732 or from UBS Investment Bank, Prospectus Department, 299 Park Avenue, New York, NY 10171 Attn: Prospectus Department, at (888) 827-7275, extension x3884.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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